 VIA EDGAR

 Gilmore Homes  Gilmore Loans, LLC
 Attn: Michael Gilmore
 Chief Executive Officer
 5401 Old National Highway, #419
 Atlanta, Georgia 30349

 July 7, 2019

 Division of Corporation Finance
 Office of Real Estate and Commodities
 United States Security and Exchange Commission (SEC)
 Washington, D.C. 20549

 Re: Gilmore Homes Gilmore Loans, LLC
                   Offering Statement on Form 1-A
                   Filed May 31, 2019
                   File No. 024-11011

 Dear Securities and Exchange Commission (SEC):

 Founder Michael Gilmore, the Chief Executive Officer of Gilmore Homes Gilmore Loans, LLC, an emerging growth proptech and fintech,
 Georgia domestic limited liability company (LLC),encompassing real estate, technology, and financial services, is pleased to submit this correspondence, amendment, responses and explanations appertaining to the Securities and Exchange Commission (SEC) Comment Letter
 set forth by the Commission (the Staff) in your letter dated June 27, 2019. This response letter is hereby filed by electronic transmittal via EDGAR as an Amendment No. 1 appertaining to our Regulation A, Tier 2 Offering and Filing of Form 1A and its
 investment materials, prospectus and exhibits on May 31, 2019 and Amended on July 7, 2019.

 Each of the numbered comments below restates the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment. All references to page numbers are to the pages in Amendment No. 1 to the Registration Statement, as filed with the Commission on the date hereof.

 Form 1A

 General

 1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

 Answer herewith: The general notes and responses to the above question 1, under Form 1 A: General, by the SEC (Staff) via its Comment
 Letter has been explained in details on Pages 21 and 22 under XXV, XXVI, and XXVII and amended thereunto.

 2. Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external Manager.

 Answer herewith:  The general notes and responses to the above question 2, under Form 1 A: General, by the SEC (Staff) via its Comment
 Letter has been explained on Page 22 under XXVII and amended thereunto.

 3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption.
        To the extent you have questions about the tender offer rules, you may contact the Divisions Office of Mergers and Acquisitions at (202) 551.3440.

 Answer herewith: The general notes and responses to the above question 3, under Form 1 A: General, by the SEC (Staff) via its Comment
 Letter has been explained on Page 22 under XXVII and amended thereunto.

 4. We note that your redemption program commences after a 12 month holding period. To the extent you will conduct the share repurchases during the offering period, please be advised that you are responsible for analyzing the applicability of
        Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston and Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

 Answer herewith: The general notes and responses to the above question 4, under Form 1 A: General, by the SEC (Staff) via its Comment
 Letter has been explained on Page 22 under XXVII and amended thereunto.

 5. We note your disclosure on page 16 that your offering is a blind pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. For example only, please provide the disclosure related to compensation in accordance with Item 4 of Guide 5 and include prior performance disclosure and tables in accordance with Item 8 of Guide 5, as applicable. Please refer to Release No. 33 6900 (June 17, 1991), Securities Act
        Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1A and CF Disclosure Guidance Topic No. 6.

 Answer herewith: The general notes and responses to the above question 5, under Form 1 A: General, by the SEC (Staff) via its Comment
 Letter has been explained, amended, disclosed and summarized on Page 16. Please be advised that a substantial, the majority of the disclosure required by Guide 5 is already set forth in the Offering Statement, and is further described on Page 16, as amended and addressed, as a courtesy, with respect to question 5 by the SEC.

 6.  You state on page 39 that you hope to offer your members the opportunity to earn preferred annualized 10% return plus 50% of your realized profits. You also include on page 40 certain projections regarding revenues expected to be generated.
         Please tell us the detailed basis of your statements or remove all disclosure regarding returns and projected revenues throughout your offering statement.

 Answer herewith: All disclosures regarding returns and projected revenues throughout the Offering Statement have been removed in response to the SEC (Staff) Comment Letter, apertaining to general note and response to Form 1 A, General, Question 6,
 Page 39 and Page 40 and throughout the Offering Statement, where feasible and applicable.

 Cover Page

 7. We note your reference on page 2 to a designated escrow account and your disclosure on page 3 that funds raised in the offering will be deposited into a segregated account and that this will not be an escrow account. You further state on page 107 that you plan to file your escrow agreement by amendment. Please reconcile your disclosure throughout the offering statement.

 Answer herewith: The disclosures in regards to the specifics on Pages 2, 3 and 107 have been reconcile throughout the Offering
 Statement in response to the SEC (Staff) Comment Letter. Moreover, the specifics have been amended and revised to make the segregated Company accounts simple and to set forth a minimum requirement of $500 that will be due in its entirety and not a $50.00 deposit to get an investment account started. All other items in question 7 will therefore become moot and amended.

 8. We note your disclosure on page 3 and elsewhere that you intend to place funds in a segregated account up to $100,000 and that funds shall remain in the account for up to 180 days from the first date of deposit. We also note your disclosure on page 3 that [s]ubscribers may start funding their investment account with as little as $50, but their funds will not be invested nor will they become a member until their individual account has a minimum balance of $500.
        Please revise to provide more detailed information about these investment accounts. For example, please revise to clarify whether each subscriber will have a unique investment account or whether funds will be placed in a Company segregated account. Also, please clarify whether you would return all moneys after 180 days or whether you would hold the moneys until the termination of the offering. Additonally, please clarify further what you mean when you state that proceeds will be promptly returned to subscribers of Class A Interests prorata if you do not raise the minimum amount.

 Answer herewith: Statements appertaining to the specifics on Page 3 regarding an invesment account, segregated account, return policy of monies invested, etc., have been revised, clarified and amended to reflect the SEC (Staff) Comment Letter. The Company will not offer individual member accounts of $50 to get started. Members and Investors will have to pay at least the minimum cost of $500 to purchase securities (shares) in the company (10 per share at $50 each totaling $500). The Offering is amended to reflect such.

 Prospectus Offering Summary, page 9

 9. We note your disclosure on page 9 that you intend on using the majority of the proceeds from this Offering in designing, developing and building small, single family rental homes, multifamily apartments, acquiring land, concept retail stores and restaurants, and using a very large portion of funds as leverage and down payment towards Gilmore Tower....
        Where appropriate, please indicate the order of priority of such purposes and discuss your plans if substantially less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation S K.

 Answer herewith: Statements appertaining to the specifics on Page 9 have been revised to reflect the SEC (Staff) Comment Letter.
 Perusing Instruction of 1 to Item 504 of Regulation S K, the proposed developments set forth on page 9 have been amended to reflect the priority of such purposes and discussion plans if substantially less than the maximum.

 10.  You state on page 3 that you have been formed to design, develop and build various real estate assets. We further note your operating agreement states that you will never acquire properties (except raw land or in cases of old, dilapidated and abandon residential and commercial properties, its lands), which will be torn down (tear downs) to make room for new, ground up development projects. Please reconcile the disclosure regarding your intended business operations with your operating agreement restrictions and clarify throughout that you may never raise enough capital to move forward with your intended business operations.

 Answer herewith: Statements have been revised and amended to reflect the Comments of the SEC (Staff Letter) appertaining to Question
 10, Page 3 and throughout both the Prospectus Offering Statement and Operating Agreement (as Amended) disclosing and reconciling that Our Capital may never raise enough capital to move forward with its intended business operations, as outlined in question 10, via the Prospectus Offering Summary, Page 9.

 Plans of Distribution, page 27

 11. We note your disclosure on page 26 that you may use various modes to solicit investments, including advertising mediums such as print, radio, TV and the Internet. Please file your testing the waters materials as exhibits. Refer to Item 17.3 of Form 1 A.

 Answer herewith: Item 17.13 of Form 1 A, Appertaining to Test the Water Materials, states Any written communication or broadcast script to used under the authorization of Rule 255. Gilmore Homes Gilmore Loans argues, and the rule states, Such materials need not be filed if they are substantively the same materials previously filed with this Offering Statement. Please be advised that
 Our Company may never raise enough capital to move forward with its intended business operations, and therefore, no written communication or broadcast script might not be available for advertising and/or to create a campaign for our offering. However,
 Gilmore Homes Gilmore Loans will prepare News Press Releases to be sent out to various media, as in the above, to get coverage about the company, its offering and investment opportunities, when approved and qualified by the SEC. Thus, Test the Water
 Materials are submitted as exhibit indicating such.

 Management Discussion and Analysis, page 38

 12. Please revise here and in the business section to more specifically describe your plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs in light of your working capital deficiency.

 Answer herewith: The specifics outlined in SEC (Staff) comment letter appertaining to Question 12 Management Discussion and
 Analysis on Page 38 has been amended and revised to reflect the remarks outlined.

 Summary of Operating Agreement, page 67        Note: (SEC)(Staff) Mistaken Page Number: The page numbers should be 66 and 68.

 13.  We note your disclosure on page 67 that Operating Cash Flow of the Company shall be distributed to the Members monthly, so long as the Manager determines it is available for distribution. Please revised to clarify throughout that distributions are not assured and clarify how the Manager will determine funds are available for distribution. Additionally, please revise to explain the meaning of operating cash flow and non compounded preferred return.

 Answer herewith: The specifics outlined in SEC (Staff) comment letter appertaining to Question 13 Summary of Operating Agreement on Page 67 has been amended and revised to reflect the remarks outlined including clarification throughout that distributions are not assured and clarify how funds distributed and meaning of operating cash flow and non compounded preferred return.
 Note: The SEC (Staff) may have made an error for the page numbers. Page 67 does not have the distributions information outlined in letter. Pages 66 and 68 have the information and

 Executive Compensation, page 76       Note: (SEC)(Staff) Wrong Page Number: The page number should be 75 in regard to Question 14.

 14. Please revise to specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your named executive officers.

 Answer herewith: The specific has been revised to disclosed the response from the SEC (Staff) comment letter.

 15.  We note your disclosure on page 76 that the Manager shall be paid a 10% fee from the Capital Raises, if and only if when the Manager/Asset Manager start producing and creating developments, projects and businesses. Please provide more information regarding the factors the company will consider when deciding to pay the 10% fee.

 Answer herewith: The specifics in the SEC (Staff) comment letter appertaining to Factors the Company will consider when deciding to pay the 10% fee has been amended and added thereunto.

 Certain Relationships and Related Party Transactions, page 77  Note: (SEC)(Staff) Wrong Page Number. The page number should be 76, in regards to Question 16.

 16. Please revise to quantify the fees payable to the Manager.

 Answer herewith: The specifics in the SEC (Staff) comment letter have been revised to quantify the fees payable to the Manager.

 Financial Statements, page 78

 17. Given your current business state, please revise to remove the financial statements and related summaries and simply include an explanation note in this section and elsewhere explaining that your currently have no operations, no assets, no debts, and have yet to be capitalized. In addition, please remove the Self-Unaudited Report included on page 79 and be advised that reports on financial statements filed with the Commission must meet the requirements outlined within Article 2 of Regulation S X.

 Answer herewith: The statements in the SEC (Staff) comment letter have been amended and removed appertaining to the interim financial statements and related summaries in the sections on page 78 and elsewhere with an explanation note explaining that my Company
 Gilmore Homes Gilmore Loans, LLC have no operations, no assets, no debts and have yet to be capitalized. Moreover, the Self-Unaudited
 Report have been removed also, per request.

 Exhibits

 18.  Please file your legal opinion with your next amendment.

         We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1 A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1 K, which will be due within 120 calendar days after the end of the fiscal year covered by the report.

         You may contact Paul Cline at (202) 551.3851 or Wilson Lee at (202) 551.3468 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Lobert at (202) 551.7150 or Jennifer Gowetski at (202) 551.3401 with any questions.

 Sincerely (SEC Letter),

 Division of Corporation Finance
 Office of Real Estate and Commodities

 PLEASE NOTE:

 Answer herewith: Gilmore Homes Gilmore Loans, LLC requests to have legal opinion be filed after 2nd Comment Letter and the Qualification
 Thereof, thereafter. Asset Manager and CEO Michael Gilmore is running into problems with attorneys to issue a legal opinion since they did not personally prepare the Offering. Over 20 have turned me down. After the 2nd Comment Letter and/or Qualification, I pray to have an Attorney to issue a legal opinion.

 As I have explained to Attorneys that have rejected to do business with me appertaining to the Offering, 17.11(a)(i) specifically states,
 As having prepared, certified a report or evaluation, whether or not for use in connection with the Offering Statement. Therefore,
 Attorneys are allowed to certify or evaluate a report regarding this Offering, whether they prepared it or not.

 Sincerely (Responder),

 Michael Gilmore
 Chief Executive Officer and Asset Manager